

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 29, 2015

Via E-mail
Stephen J. Smith
Chief Financial Officer
Veritiv Corporation
6600 Governors Lake Parkway
Norcross, Georgia 30071

  Re: Veritiv Corporation
    Form 10-K for the Fiscal Year Ended
    December 31, 2014
    Filed March 24, 2015
    File No. 1-36479

Dear Mr. Smith:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2014

Notes to Consolidated Financial Statements

Note 1. Business and Summary of Significant Accounting Policies

Revenue Recognition, page 54

1. We note that you recognize certain revenues on a gross basis related to shipments made directly from a manufacturer to a customer. Please provide us with your analysis for concluding that you are the primary obligor in the arrangements. Please indicate if you take general inventory risk, if you change the products in any way prior to resale, if you are involved in the determination of product specifications and the degree to which you have discretion in supplier selection. Your response should address the factors and indicators of gross versus net revenue reporting provided in FASB ASC 605-45-45.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Diane Fritz, Staff Accountant, at (202) 551-3331 or Shannon Buskirk, Staff Accountant, at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3489 with any other questions.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant